Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2021 and December 31, 2020 and
for the three and six months ended June 30, 2021 and 2020

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2021	Dec. 31, 2020
Assets
Non-current assets
Investment properties	3	$73,187	$72,610
Equity accounted investments	4	20,442	19,719
Property, plant and equipment	5	6,897	5,235
Goodwill	6	1,082	1,080
Intangible assets	7	991	982
Other non-current assets	8	3,485	3,177
Loans and notes receivable		184	139
Total non-current assets		106,268	102,942
Current assets
Loans and notes receivable		72	77
Accounts receivable and other	9	1,697	1,871
Cash and cash equivalents		2,302	2,473
Total current assets		4,071	4,421
Assets held for sale	10	965	588
Total assets		$111,304	$107,951

Liabilities and equity
Non-current liabilities
Debt obligations	11	$43,295	$41,263
Capital securities	12	2,151	2,384
Other non-current liabilities	14	1,858	1,703
Deferred tax liabilities		3,111	2,858
Total non-current liabilities		50,415	48,208
Current liabilities
Debt obligations	11	11,986	13,074
Capital securities	12	655	649
Accounts payable and other liabilities	15	6,015	4,101
Total current liabilities		18,656	17,824
Liabilities associated with assets held for sale	10	4	396
Total liabilities		69,075	66,428
Equity
Limited partners	16	12,066	11,709
General partner	16	4	4
Preferred equity	16	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	12,447	12,249
Limited partnership units of Brookfield Office Properties Exchange LP	16, 17	71	73
FV LTIP units of the Operating Partnership	16, 17	50	52
Class A shares of Brookfield Property REIT Inc. (“BPYU”)	16, 17	901	1,050
Interests of others in operating subsidiaries and properties	17	15,991	15,687
Total equity		42,229	41,523
Total liabilities and equity		$111,304	$107,951
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2021	2020	2021	2020
Commercial property revenue	18	$1,284	$1,301	$2,569	$2,705
Hospitality revenue	19	196	50	255	416
Investment and other revenue	20	180	86	286	216
Total revenue		1,660	1,437	3,110	3,337
Direct commercial property expense	21	474	445	960	925
Direct hospitality expense	22	120	106	193	396
Investment and other expense		23	9	31	13
Interest expense		710	599	1,322	1,308
Depreciation and amortization	23	68	83	136	170
General and administrative expense	24	243	195	456	391
Total expenses		1,638	1,437	3,098	3,203
Fair value gains (losses), net	25	498	(803)	1,138	(1,113)
Share of net earnings (losses) from equity accounted investments	4	253	(757)	459	(793)
Income (loss) before income taxes		773	(1,560)	1,609	(1,772)
Income tax expense (benefit)	13	87	(48)	192	113
Net income (loss)		$686	$(1,512)	$1,417	$(1,885)

Net income (loss) attributable to:
Limited partners		$148	$(586)	$274	$(814)
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		156	(586)	284	(810)
Limited partnership units of Brookfield Office Properties Exchange LP		1	(3)	2	(5)
FV LTIP units of the Operating Partnership		1	(3)	1	(2)
Class A shares of Brookfield Property REIT Inc.		13	(75)	24	(108)
Interests of others in operating subsidiaries and properties		367	(259)	832	(146)
Total		$686	$(1,512)	$1,417	$(1,885)

Net income (loss) per LP Unit:
Basic	16	$0.31	$(1.26)	$0.56	$(1.74)
Diluted	16	$0.31	$(1.26)	$0.56	$(1.74)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2021	2020	2021	2020
Net income (loss)		$686	$(1,512)	$1,417	$(1,885)
Other comprehensive income (loss)	27
Items that may be reclassified to net income:
Foreign currency translation		95	101	25	(253)
Cash flow hedges		41	77	95	(77)
Equity accounted investments		4	(9)	27	(78)
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		(2)	3	(2)	25
Share of revaluation deficit on equity accounted investments		(1)	(196)	(1)	(217)
Remeasurement of defined benefit obligations		—	(1)	—	(1)
Revaluation deficit		(99)	(159)	(99)	(255)
Total other comprehensive income (loss)		38	(184)	45	(856)
Total comprehensive income (loss)		$724	$(1,696)	$1,462	$(2,741)

Comprehensive income (loss) attributable to:
Limited partners
Net income (loss)		$148	$(586)	$274	$(814)
Other comprehensive income (loss)		52	21	69	(228)
		200	(565)	343	(1,042)
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income (loss)		156	(586)	284	(810)
Other comprehensive income (loss)		52	19	71	(228)
		208	(567)	355	(1,038)
Limited partnership units of Brookfield Office Properties Exchange LP
Net income (loss)		1	(3)	2	(5)
Other comprehensive income (loss)		—	1	—	(1)
		1	(2)	2	(6)
FV LTIP units of the Operating Partnership
Net income (loss)		1	(3)	1	(2)
Other comprehensive income (loss)		—	—	—	(1)
		1	(3)	1	(3)
Class A shares of Brookfield Property REIT Inc.
Net income (loss)		13	(75)	24	(108)
Other comprehensive income (loss)		4	4	6	(30)
		17	(71)	30	(138)
Interests of others in operating subsidiaries and properties
Net income (loss)		367	(259)	832	(146)
Other comprehensive income (loss)		(70)	(229)	(101)	(368)
		297	(488)	731	(514)
Total comprehensive income (loss)		$724	$(1,696)	$1,462	$(2,741)
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property REIT Inc.	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net income	—	274	—		274	—	—	—	—	—	—	284	2	1	24	832	1,417
Other comprehensive income (loss)	—	—	—	69	69	—	—	—	—	—	—	71	—	—	6	(101)	45
Total comprehensive income	—	274	—	69	343	—	—	—	—	—	—	355	2	1	30	731	1,462
Distributions	—	(145)	—	—	(145)	—	—	—	—	—	—	(152)	(1)	(1)	(13)	(1,550)	(1,862)
Preferred distributions	—	(11)	—	—	(11)	—	—	—	—	—	—	(11)	—	—	(1)	—	(23)
Issuance / repurchase of interests in operating subsidiaries	4	(7)	14	—	11	—	—	—	—	—	—	11	—	1	(17)	1,123	1,129
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	—	(3)	—	—	—	(1)
Conversion of Class A shares of Brookfield Property REIT Inc.	104	—	46	—	150	—	—		—	—	—	—	—	—	(150)	—	—
Change in relative interests of non-controlling interests	—	—	10	(3)	7	—	—	—	—	—	—	(5)	—	(3)	2	—	1
Balance as at Jun. 30, 2021	$8,672	$597	$3,081	$(284)	$12,066	$4	$2	$(1)	$(1)	$4	$699	$12,447	$71	$50	$901	$15,991	$42,229

Balance as at Dec. 31, 2019	$9,257	$2,539	$1,960	$(482)	$13,274	$4	$2	$(1)	$(1)	$4	$420	$13,200	$87	$35	$1,930	$15,985	$44,935
Net (loss) income	—	(814)	—	—	(814)	—	—	—	—	—	—	(810)	(5)	(2)	(108)	(146)	(1,885)
Other comprehensive (loss)	—	—	—	(228)	(228)	—	—	—	—	—	—	(228)	(1)	(1)	(30)	(368)	(856)
Total comprehensive (loss)	—	(814)	—	(228)	(1,042)	—	—	—	—	—	—	(1,038)	(6)	(3)	(138)	(514)	(2,741)
Distributions	—	(291)	—	—	(291)	—	—	—	—	—	—	(290)	(2)	(1)	(40)	(375)	(999)
Preferred distributions	—	(10)	—	—	(10)	—	—	—	—	—	—	(9)	—	—	(1)	—	(20)
Issuance / repurchase of interest in operating subsidiaries	(208)	(14)	84	—	(138)	—	—	—	—	—	279	(9)	—	3	(19)	288	404
Exchange of exchangeable units	1	—	—	—	1	—	—	—	—	—	—	—	(1)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	117	—	122	—	239	—	—	—	—	—	—	—	—	—	(239)	—	—
Change in relative interest of non-controlling interests	—	—	(95)	(3)	(98)	—	—	—	—	—	—	67	—	18	13	—	—
Balance as at Jun. 30, 2020	$9,167	$1,410	$2,071	$(713)	$11,935	$4	$2	$(1)	$(1)	$4	$699	$11,921	$78	$52	$1,506	$15,384	$41,579
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2021	2020
Operating activities
Net income (loss)		$1,417	$(1,885)
Share of equity accounted (earnings) losses, net of distributions		(367)	979
Fair value (gains) losses, net	25	(1,138)	1,113
Deferred income tax expense	13	148	78
Depreciation and amortization	23	136	170
Working capital and other		2,129	383
		2,325	838
Financing activities
Debt obligations, issuance		6,880	5,868
Debt obligations, repayments		(7,039)	(5,282)
Capital securities redeemed		(248)	(13)
Preferred equity issued		—	279
Non-controlling interests, issued		1,164	208
Non-controlling interests, purchased		—	(29)
Repayment of lease liabilities		(12)	(9)
Limited partnership units, repurchased		—	(124)
Class A shares of Brookfield Property REIT Inc., repurchased		(18)	(18)
Distributions to non-controlling interests in operating subsidiaries		(1,497)	(377)
Preferred distributions		(23)	(20)
Distributions to limited partnership unitholders		(145)	(291)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(152)	(290)
Distributions to holders of Brookfield Office Properties Exchange LP units		(1)	(2)
Distributions to holders of FV LTIP units of the Operating Partnership		(1)	(1)
Distributions to holders of Class A shares of Brookfield Property REIT Inc.		(13)	(40)
		(1,105)	(141)
Investing activities
Acquisitions
Investment properties		(1,131)	(1,089)
Property, plant and equipment		(63)	(81)
Equity accounted investments		(569)	(191)
Financial assets and other		(724)	(609)
Cash acquired in business combinations		36	—
Dispositions
Investment properties		381	450
Property, plant and equipment		—	7
Equity accounted investments		250	54
Financial assets and other		543	890
Cash impact of deconsolidation and reclassification to assets held for sale		—	(18)
Restricted cash and deposits		(116)	10
		(1,393)	(577)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(173)	120
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		2	(28)
Balance, beginning of period		2,473	1,438
Balance, end of period		$2,302	$1,530

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$19	$69
Interest (excluding dividends on capital securities)		$1,149	$1,182
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investments are a 49% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”) and an interest in BP US REIT LLC, which hold the partnership’s interest in commercial and other income producing property operations. The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2021 were approved and authorized for issue by the Board of Directors of the partnership on August 3, 2021.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2020, except for accounting standards adopted as identified in Note 2(c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2020.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Adoption of Accounting Standards:

i) Covid-19-Related Rent Concessions beyond June 30 2021, Amendment to IFRS 16 – Leases (“IFRS 16 Amendment”)
The partnership adopted the IFRS 16 Amendment as of January 1, 2021 in advance of its April 1, 2021 mandatory effective date. The IFRS 16 Amendment provides the partnership as lessee only with an extension to the scope of the exemption from assessing whether rent concessions related to COVID-19 meeting certain conditions are lease modifications. Such qualifying rent concessions are accounted for as if they are not lease modifications, generally resulting in the effects of rent abatements being recognized as variable lease payments. The partnership has applied the practical expedient to all such qualifying rent concessions. The adoption of the IFRS 16 Amendment did not have a material impact on the results of the partnership.

ii) Interest Rate Benchmark Reform-Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16 (“IBOR Phase 2 Amendments”)
The partnership adopted the IBOR Phase 2 Amendments as of January 1, 2021, its mandatory effective date. The IBOR Phase 2 Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The IBOR Phase 2 Amendments primarily relate to the modification of financial instruments where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate, and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships. The partnership is progressing through its transition plan to address the impact and effect required changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption did not have a significant impact on the partnership’s financial reporting.

d)Critical judgements and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2020 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2021.

Prior to the end of the first quarter of 2020, there was a global outbreak of a new strain of coronavirus, COVID-19, which prompted certain responses from global government authorities across the various geographies in which the partnership owns and operates investment properties (“global economic shutdown” or “the shutdown”). Such responses included mandatory temporary closure of, or imposed limitations on, the operations of certain non-essential properties and businesses including office properties and retail malls and associated businesses which operate within these properties such as retailers and restaurants. In addition, shelter-in-place mandates and severe travel restrictions had a significant adverse impact on consumer spending and demand in the near term. As vaccination campaigns against COVID-19 ramp up, the macroeconomic outlook has improved in certain geographies with the return of more favorable economic conditions, including the removal of occupancy restrictions and government-mandated closures. However, uncertainty remains in the near-term surrounding risks of new economic restrictions and general uncertainty surrounding leasing trends, market rates, and the ability to exist investments in the partnership’s expected timeframe. These circumstances have created estimation uncertainty in the determination of the fair value of investment properties as of June 30, 2021. For the current period, we undertook a process to assess the appropriateness of the discount and terminal capitalization rates considering changes to property-level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and capital spreads. In addition, we reviewed and adjusted our cash flow models with a view of risk and long-term value.

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s property, plant and equipment and intangible assets for potential impairment as a result of COVID-19. Consideration is given to a combination of factors, including but not limited to forecasts of revenues and expenses, valuations of assets, and projections of market trends and economic environments.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2021 and the year ended December 31, 2020:

	Six months ended Jun. 30, 2021			Year ended Dec. 31, 2020
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$70,294	$2,316	$72,610	$71,565	$3,946	$75,511
Changes resulting from:
Property acquisitions	337	12	349	647	108	755
Capital expenditures	410	369	779	1,140	857	1,997
Property dispositions(1)	(295)	(344)	(639)	(2,339)	(21)	(2,360)
Fair value gains (losses), net	883	129	1,012	(1,607)	219	(1,388)
Foreign currency translation	(7)	(3)	(10)	322	(44)	278
Transfer between commercial properties and commercial developments	120	(120)	—	2,709	(2,709)	—
Reclassifications to assets held for sale and other changes	(914)	—	(914)	(2,143)	(40)	(2,183)
Balance, end of period(2)	$70,828	$2,359	$73,187	$70,294	$2,316	$72,610
(1)Property dispositions represent the fair value on date of sale.
(2)Includes right-of-use commercial properties and commercial developments of $730 million and $22 million, respectively, as of June 30, 2021 (December 31, 2020 - $729 million and $10 million). Current lease liabilities of $36 million (December 31, 2020 - $35 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $722 million (December 31, 2020 - $712 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts of the shutdown which are discussed below, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

2021 Conditions
Global Economic Shutdown
The COVID-19 pandemic has continued to cause disruption to business activities and supply chains as well as disrupted travel and adversely impacted local, regional, national and international economic conditions. As a result, future revenues and cash flows produced by these investment properties and our equity accounted investment properties continue to be more uncertain than normal. In response, the partnership has adjusted cash flow assumptions for its estimate of near-term disruption to cash flows to reflect collections, vacancy and assumptions with respect to new leasing activity. In addition, the partnership has continued to assess the appropriateness of the discount and terminal capitalization rates giving consideration to changes to property level cash flows and any risk premium inherent in such cash flow changes as well as the current cost of capital and credit spreads.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Jun. 30, 2021			Dec. 31, 2020
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	6.9%	5.6%	12	6.9%	5.6%	12
Canada	Discounted cash flow	5.9%	5.2%	10	5.9%	5.2%	10
Australia	Discounted cash flow	6.6%	5.7%	10	6.6%	5.7%	10
Europe	Discounted cash flow	4.6%	3.8%	10	5.2%	3.8%	10
Brazil	Discounted cash flow	7.6%	7.0%	10	7.6%	7.0%	10
Core Retail	Discounted cash flow	7.0%	5.3%	10	7.0%	5.3%	10
LP Investments- Office	Discounted cash flow	9.6%	7.1%	7	9.7%	7.2%	7
LP Investments- Retail	Discounted cash flow	8.6%	7.0%	10	8.7%	7.0%	10
Mixed-use	Discounted cash flow	7.2%	5.1%	10	7.3%	5.2%	10
Multifamily(1)	Direct capitalization	4.7%	n/a	n/a	4.9%	n/a	n/a
Triple Net Lease(1)	Direct capitalization	6.2%	n/a	n/a	6.2%	n/a	n/a
Student Housing(1)	Direct capitalization	4.9%	n/a	n/a	4.9%	n/a	n/a
Manufactured Housing(1)	Direct capitalization	4.6%	n/a	n/a	4.8%	n/a	n/a
(1) The valuation method used to value multifamily, triple net lease, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2020:

	Jun. 30, 2021				Dec. 31, 2020
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$14,821	$505	$—	$—	$14,682	$411
Canada	—	—	4,842	65	—	—	4,721	381
Australia	—	—	2,341	459	—	—	2,366	365
Europe	—	—	2,600	273	—	—	2,526	173
Brazil	—	—	380	—	—	—	309	—
Core Retail	—	—	20,037	—	—	—	20,324	—
LP Investments
LP Investments- Office	—	—	8,352	743	—	—	7,946	781
LP Investments- Retail	—	—	2,238	—	—	—	2,538	—
Hospitality	—	—	89	—	—	—	84	—
Mixed-Use	—	—	3,042	—	—	—	3,096	—
Multifamily	—	—	2,018	—	—	—	2,442
Triple Net Lease	—	—	3,704	—	—	—	3,719
Student Housing	—	—	2,911	314	—	—	2,757	205
Manufactured Housing	—	—	3,453	—	—	—	2,784	—
Total	$—	$—	$70,828	$2,359	$—	$—	$70,294	$2,316

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the six months ended June 30, 2021, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Jun. 30, 2021
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	752
Canada	253
Australia	161
Europe	158
Brazil	2
Core Retail	1,067
LP Investments
LP Investments- Office	399
LP Investments- Retail	126
Mixed-use	139
Multifamily	97
Triple Net Lease	141
Student Housing	129
Manufactured Housing	176
Total	$3,600

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,588	$3,440
Manhattan West, New York	Property holding company	United States	56%	56%	2,296	2,122
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,907	1,862
BPYU JV Pool A	Property holding company	United States	50%	50%	1,740	1,723
BPYU JV Pool B	Property holding company	United States	51%	51%	1,123	1,121
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	840	835
Grace Building, New York	Property holding company	United States	50%	50%	701	676
BPYU JV Pool C	Property holding company	United States	50%	50%	686	692
BPYU JV Pool D	Property holding company	United States	48%	48%	564	548
Southern Cross East, Melbourne	Property holding company	Australia	50%	50%	449	433
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	407	416
One Liberty Plaza, New York	Property holding company	United States	51%	51%	409	382
680 George Street, Sydney	Property holding company	Australia	50%	50%	390	375
Brookfield Place Sydney(2)	Property holding company	Australia	50%	—%	378	—
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	305	298
Brookfield Brazil Retail Fundo de Investimento em Participaçõe (“Brazil Retail”)	Holding company	Brazil	46%	46%	267	251
Potsdamer Platz, Berlin	Property holding company	Germany	25%	25%	261	255
BPYU JV Pool G	Property holding company	United States	68%	68%	261	251
Brookfield D.C. Office Partners LLC ("D.C. Venture"), Washington, D.C.	Property holding company	United States	51%	51%	254	257
Baybrook Mall, Texas	Property holding company	United States	51%	51%	254	251
Shops at La Cantera, Texas	Property holding company	United States	50%	50%	252	249
Miami Design District, Florida	Property holding company	United States	22%	22%	236	238
BPYU JV Pool F	Property holding company	United States	51%	51%	219	253
Other(3)	Various	Various	15% - 55%	14% - 55%	2,433	2,510
					20,220	19,438
Associates
Various	Various	Various	31% -31%	16% - 31%	222	281
					222	281
Total					$20,442	$19,719
(1) Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)Refer to Note 30, Related Parties for further information around the Brookfield Place Sydney acquisition in the current period.
(3)Other joint ventures consists of approximately 37 joint ventures.

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2021 and December 31, 2020:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Equity accounted investments, beginning of period	$19,719	$20,764
Additions	584	522
Disposals and return of capital distributions	(149)	(108)
Share of net earnings (losses) from equity accounted investments	459	(749)
Distributions received	(92)	(618)
Foreign currency translation	17	107
Reclassification (to) from assets held for sale(1)	(117)	121
Other comprehensive income and other	21	(320)
Equity accounted investments, end of period	$20,442	$19,719
(1)The partnership’s interest in the Diplomat Resort and Spa (“Diplomat”) in Florida was reclassified from assets held for sale in the second quarter of 2020.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Jun. 30, 2021			Dec. 31, 2020
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.4%	4.7%	11	6.4%	4.7%	11
Australia	Discounted cash flow	6.3%	4.9%	10	6.3%	5.3%	10
Europe	Discounted cash flow	5.5%	4.6%	10	5.6%	4.7%	10
Core Retail
United States	Discounted cash flow	6.4%	4.9%	10	6.3%	4.9%	10
LP Investments - Office	Discounted cash flow	5.9%	5.0%	10	6.0%	5.3%	10
LP Investments - Retail	Discounted cash flow	7.4%	6.1%	10	7.4%	6.1%	10
Multifamily(1)	Direct capitalization	4.3%	n/a	n/a	4.3%	n/a	n/a
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Non-current assets	$77,468	$77,818
Current assets	4,824	5,054
Total assets	82,292	82,872
Non-current liabilities	35,052	34,509
Current liabilities	3,847	5,886
Total liabilities	38,899	40,395
Net assets	43,393	42,477
Partnership’s share of net assets	$20,442	$19,719

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Revenue	$1,086	$1,031	$2,110	$2,274
Expenses	852	724	1,675	1,550
Income from equity accounted investments(1)	31	9	39	27
Income before fair value gains, net	265	316	474	751
Fair value gains (losses), net	220	(1,791)	430	(2,271)
Net income (loss)	485	(1,475)	904	(1,520)
Partnership’s share of net earnings (losses)	$253	$(757)	$459	$(793)
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, a portfolio of select-service hotels in the U.S., extended-stay hotels in the U.S. and a hotel at International Financial Center (“IFC Seoul”).

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	15
Furniture, fixtures and equipment	3 to 10

On June 30, 2021, the partnership obtained control over a portfolio of select-service hotels (“Hospitality Investors Trust”) after converting its preferred equity interest and becoming the 100% common equity holder. The partnership’s investment in the subsidiary was accounted for as a financial asset prior to this date. This transaction was accounted for as a business combination.

The following table summarizes the amounts recognized on a provisional basis as of the acquisition date for each major class of assets acquired and liabilities assumed, in addition to the consideration paid in connection with this business combination during the six months ended June 30, 2021:

(US$ Millions)	Hospitality Investors Trust
Cash and cash equivalents	$49
Accounts receivable and other	75
Equity accounted investments	10
Property, plant and equipment	1,720
Total assets	1,854
Less:
Debt obligations	(1,319)
Accounts payable and other	(63)
Net assets acquired	$472
Consideration(1)	$472
(1) Consideration includes $8 million of contingent consideration, with the balance related to the fair value of the partnership’s forfeited preferred equity interest.

In the period from the acquisition date to June 30, 2021, the partnership recorded nil revenue and nil net income in connection with the business combination. If the transaction had occurred on January 1, 2021, the partnership’s total revenue and net income would have been $147 million and $(104) million, respectively, for the six months ended June 30, 2021.

The following table presents the change to the components of the partnership’s hospitality assets for the six months ended June 30, 2021 and for the year ended December 31, 2020:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Cost:
Balance at the beginning of period	$5,575	$7,246
Additions	1,786	164
Disposals	(40)	(75)
Foreign currency translation	16	142
Impact of deconsolidation due to loss of control and other(1)	(10)	(1,902)
	7,327	5,575
Accumulated fair value changes:
Balance at the beginning of period	488	1,343
Revaluation (losses) gains, net(2)(3)	—	(130)
Impact of deconsolidation due to loss of control and other(1)	—	(729)
Disposals	—	13
Provision for impairment(2)	—	(15)
Foreign currency translation	4	6
	492	488
Accumulated depreciation:
Balance at the beginning of period	(828)	(1,311)
Depreciation	(128)	(306)
Disposals	37	28
Foreign currency translation	(5)	(25)
Impact of deconsolidation due to loss of control and other(1)	2	786
	(922)	(828)
Total property, plant and equipment(4)	$6,897	$5,235
(1)The prior year includes the impact of deconsolidation of the Atlantis.
(2)The prior year impairment losses were recorded in revaluation losses, net in other comprehensive income and fair value (losses) gains, net in the income statement, which was a result of the impairment tests performed on each of the partnership’s hospitality investments from the impact of the shutdown as discussed above.
(3)The prior year revaluation (losses) gains, net includes $258 million of impairment losses offset by $128 million of revaluation gains.
(4)Includes right-of-use assets of $177 million (December 31, 2020 - $164 million).

NOTE 6. GOODWILL
Goodwill of $1,082 million at June 30, 2021 (December 31, 2020 - $1,080 million) is primarily attributable to Center Parcs UK of $833 million and IFC Seoul of $231 million (December 31, 2020 - $824 million and $240 million, respectively). The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. In the second quarter of 2021, the partnership did not identify any impairment indicators.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK.

The trademark assets of Center Parcs UK had a carrying amount of $990 million as of June 30, 2021 (December 31, 2020 - $982 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Cost	$1,032	$1,016
Accumulated amortization	(41)	(34)
Balance, end of period	$991	$982

The following table presents a roll forward of the partnership’s intangible assets for the six months ended June 30, 2021 and the year ended December 31, 2020:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Balance, beginning of period	$982	$1,162
Acquisitions	5	6
Amortization	(8)	(12)
Impairment losses	—	(18)
Foreign currency translation	12	30
Impact of deconsolidation due to loss of control and other(1)	—	(186)
Balance, end of period	$991	$982
(1)The prior year includes the impact of the deconsolidation of Atlantis.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Securities - FVTPL	$1,760	$1,612
Derivative assets	142	72
Securities - FVTOCI	114	86
Restricted cash	350	241
Inventory(1)	787	877
Other	332	289
Total other non-current assets	$3,485	$3,177
(1)Includes right-of-use inventory assets of $33 million (December 31, 2020 - $33 million)

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in BSREP III, with a carrying value of the financial asset at June 30, 2021 of $883 million (December 31, 2020 - $756 million). In the prior year, Securities - FVTPL included an investment in convertible preferred units of Hospitality Investors Trust. The preferred units earned a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership received distributions in additional convertible preferred units of Hospitality Investors Trust at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units at June 30, 2021 was nil (December 31, 2020 - $447 million). During the period, the partnership gained control over the investment after converting the preferred units into common shares and became the 100% common equity holder.

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Derivative assets	$69	$164
Accounts receivable(1) - net of expected credit loss of $120 million (December 31, 2020 - $114 million)	565	753
Restricted cash and deposits	322	292
Prepaid expenses	276	330
Other current assets	465	332
Total accounts receivable and other	$1,697	$1,871
(1)See Note 30, Related Parties, for further discussion

With respect to accounts receivable, the partnership recorded a $25 million (2020 - $37 million) loss allowance in commercial property operating expenses for the six months ended June 30, 2021. As of June 30, 2021, office rent collections have returned to pre-pandemic levels and the partnership has collected 89% of second quarter retail rents. While working to preserve profitability and cash flow, the partnership is also working with its tenants regarding requests for lease concessions and other forms of assistance, predominantly within the Core Retail segment. As of June 30, 2021, in response to the COVID-19 pandemic, the partnership granted rent deferrals of 1% and rent abatements of 3% of 2021 retail rent. The rent abatements granted were considered lease modification and will be recognized prospectively over the remaining lease terms from the period the rent was abated. While the partnership anticipates that it may grant further rent concessions, such as the deferral or abatement of lease payments, such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only the portion of the expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Investment properties	$836	$481
Equity accounted investments	117	102
Accounts receivable and other assets	12	5
Assets held for sale	965	588
Debt obligations	—	380
Accounts payable and other liabilities	4	16
Liabilities associated with assets held for sale	$4	$396

The following table presents the change to the components of the assets held for sale for the six months ended June 30, 2021 and the year ended December 31, 2020:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Balance, beginning of period	$588	$387
Reclassification to (from) assets held for sale, net	1,045	2,381
Disposals	(671)	(2,222)
Fair value adjustments	3	9
Foreign currency translation	—	20
Other	—	13
Balance, end of period	$965	$588

At December 31, 2020, assets held for sale included an office asset in Australia, a multifamily asset in the U.S., two malls in the U.S., a mall in Brazil and four triple net lease assets in the U.S.

In the first quarter of 2021, the partnership sold two malls in the U.S, a triple-net lease asset in the U.S., a plot of land in the U.S, and a multifamily asset in the U.S. for net proceeds of approximately $56 million.

In the second quarter of 2021, the partnership sold two multifamily assets in the U.S, a mall in Brazil, a triple-net-lease asset and an office asset in Australia for net proceeds of approximately $161 million.

At June 30, 2021, assets held for sale included five triple-net lease assets in the U.S, nine multifamily assets in the U.S., a hotel in the U.S, eight malls in the U.S, and an office asset in the U.S, as the partnership intends to sell controlling interest in these assets to third parties in the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2021		Dec. 31, 2020
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	—%	—	1.75%	1,357
Brookfield Property Partners’ corporate bonds	4.14%	1,940	4.14%	1,890
Brookfield Property REIT Inc. term debt	2.84%	3,877	2.90%	3,976
Brookfield Property REIT Inc. senior secured notes	5.75%	945	5.75%	945
Brookfield Property REIT Inc. corporate facility	2.39%	1,225	2.41%	1,015
Brookfield Property REIT Inc. junior subordinated notes	1.64%	206	1.66%	206
Subsidiary borrowings	1.63%	270	1.69%	196

Secured debt obligations:
Funds subscription credit facilities(1)	2.52%	301	2.51%	315
Fixed rate	4.27%	26,603	4.27%	28,446
Variable rate	3.23%	20,205	3.61%	16,629
Deferred financing costs		(291)		(258)
Total debt obligations		$55,281		$54,717

Current		11,986		13,074
Non-current		43,295		41,263
Debt associated with assets held for sale		—		380
Total debt obligations		$55,281		$54,717
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2021-2022, however, approximately 2.4% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun. 30, 2021			Dec. 31, 2020
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$38,126		$38,126	$37,413		$37,413
British Pounds	7,043		£5,092	6,809		£4,981
Canadian Dollars	4,431	C$	5,493	4,408	C$	5,613
South Korean Won	2,018	₩	2,280,000	2,093	₩	2,280,000
Australian Dollars	1,665	A$	2,220	1,473	A$	1,914
Indian Rupee	1,769	Rs	131,981	2,257	Rs	164,753
Brazilian Reais	181	R$	903	180	R$	936
Chinese Yuan	37	C¥	240	22	C¥	143
Euros	302		€255	320		€262
Deferred financing costs	(291)			(258)
Total debt obligations	$55,281			$54,717

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2020	Debt obligation issuance, net of repayments	Assumed from business combinations	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Jun. 30, 2021
Debt obligations	$54,717	(159)	1,319	(454)	16	37	(195)	$55,281

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2021	Dec. 31, 2020
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$593	$586
Series 2	24,000,000	6.50%	559	555
Series 3	24,000,000	6.75%	542	538
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	21	21
Series 2	556,746	5.75%	11	11
Series 3	789,092	5.00%	16	16
Series 4	594,994	5.20%	12	12
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	—	249
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
Capital Securities – Fund Subsidiaries			870	863
Total capital securities			$2,806	$3,033

Current			655	649
Non-current			2,151	2,384
Total capital securities			$2,806	$3,033
(1)BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On April 6, 2021, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities includes nil at June 30, 2021 (December 31, 2020 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The capital securities were redeemed in the second quarter of 2021.

Capital securities also includes $142 million at June 30, 2021 (December 31, 2020 - $142 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at June 30, 2021 (December 31, 2020 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

The Capital Securities – Fund Subsidiaries includes $814 million at June 30, 2021 (December 31, 2020 - $807 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $56 million at June 30, 2021 (December 31, 2020 - $56 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Venture which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

At June 30, 2021, capital securities includes $39 million (December 31, 2020 - $38 million) repayable in Canadian Dollars of C$49 million (December 31, 2020 - C$49 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2020	Capital securities redeemed	Fair value changes	Jun. 30, 2021
Capital securities	$3,033	$(248)	$21	$2,806

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Current income tax	$18	$10	$44	$35
Deferred income tax	69	(58)	148	78
Income tax expense (benefit)	$87	$(48)	$192	$113

The partnership’s income tax expense increased for the three and six months ended June 30, 2021 as compared to the same period in the prior year primarily due to an increase in book income and an increase in tax rates due to legislative changes. These increases were partially offset by a restructuring of certain subsidiaries occurring in the first quarter of 2021.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$533	$437
Lease liabilities(1)	896	875
Derivative liabilities	304	272
Provisions	111	105
Deferred revenue	14	14
Total other non-current liabilities	$1,858	$1,703
(1)For the three and six months ended June 30, 2021, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities for the current portion) was $15 million and $30 million (2020 - $15 million and $29 million), respectively.

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Accounts payable and accrued liabilities	$1,928	$2,094
Loans and notes payable(1)	3,227	1,062
Derivative liabilities	155	416
Deferred revenue	642	441
Lease liabilities(2)	43	43
Other liabilities	20	45
Total accounts payable and other liabilities	$6,015	$4,101
(1) See Note 30, Related Parties, for further discussion
(2)See Note 14, Other Non-Current Liabilities for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of seven classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the operating partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”), FV LTIP units of the operating partnership (“FV LTIP Units”) and BPYU Units. In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	139	139	435,980	439,802
Exchange LP Units exchanged		—	113	169
BPYU Units exchanged	—		5,647	11,580
Distribution Reinvestment Program	—	—	123	998
Issued under unit-based compensation plan	—	—	105	—
LP Units issued	—	—	—	59,497
Repurchase of LP Units	—	—	—	(76,066)
Outstanding, end of period	139	139	441,968	435,980

b)Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 451,365,017 and 451,365,017 Redeemable/Exchangeable Partnership Units outstanding at June 30, 2021 and December 31, 2020, respectively.

Special limited partnership units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at June 30, 2021 and December 31, 2020.

c)Limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP”)
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing June 9, 2021, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Jun. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	2,714	2,883
Exchange LP Units exchanged(1)	(113)	(169)
Outstanding, end of period	2,601	2,714
(1)Exchange LP Units that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)FV LTIP Units
The partnership issued FV LTIP Units under the Brookfield Property Partners BPY FV LTIP Unit Plan to certain participants in the third quarter of 2019. Each FV LTIP unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment. There were 1,824,879 and 1,899,661 FV LTIP Units outstanding at June 30, 2021 and December 31, 2020, respectively.

e)Class A shares of Brookfield Property REIT Inc.
BPYU Units were issued to former GGP Inc. (“GGP”) common shareholders who elected to receive BPYU Units as consideration, in connection with the August 28, 2018 closing of the partnership’s acquisition of all outstanding common shares of GGP not already owned by the partnership. Each BPYU Unit is structured to provide an economic return equivalent to an LP Unit. The holder of a BPYU Unit has the right, at any time, to request the unit be redeemed for cash equivalent to the value of an LP Unit. In the event the holder of a BPYU Unit exercises this right, the partnership has the right, at its sole discretion, to satisfy the redemption request with an LP Unit rather than cash. As a result, BPYU Units participate in earnings and distribution on a per unit basis equivalent to the per unit participation of LP Units. The partnership presents BPYU Units as a component of non-controlling interest.

The following table presents changes to the BPYU Units from the beginning of the year:

	Class A shares of Brookfield Property REIT Inc.
(Thousands of units)	Jun. 30, 2021	Dec. 31, 2020
Outstanding, beginning of period	39,127	64,025
BPYU Units exchanged(1)	(5,647)	(11,580)
Repurchases of BPYU Units	(842)	(13,396)
BPYU Units vested	377	84
Forfeitures	(6)	(6)
Outstanding, end of period(2)	33,009	39,127
(1)Represents BPYU Units that have been exchanged for LP Units. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of BPYU Units.
(2)In addition, there were 1,882,742 BPYU Units held in treasury as of June 30, 2021.

f)Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At June 30, 2021, Preferred Equity Units had a total carrying value of $699 million (December 31, 2020 - $699 million).

g)Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2021	2020	2021	2020
Limited Partners	$—	$145	$145	$291
Holders of:
Redeemable/Exchangeable Partnership Units	—	145	150	287
Special LP Units	—	1	2	3
Exchange LP Units	—	1	1	2
FV LTIP Units	—	1	1	1
BPYU Units	—	20	13	40
Total	$—	$313	$312	$624
Per unit(1)	$0.3325	$0.3325	$0.3325	$0.6650
(1)Per unit outstanding on the distribution record date.

h)Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except unit information)	2021	2020	2021	2020
Net income (loss) attributable to limited partners	$148	$(586)	$274	$(814)
Income (loss) reallocation related to mandatorily convertible preferred shares	13	(47)	20	(64)
Less: Preferred unit dividends attributable to limited partners	(6)	(6)	(11)	(10)
Net income (loss) attributable to limited partners – basic	155	(639)	283	(888)
Dilutive effect of conversion of preferred shares and options	—	—	—	—
Net income (loss) attributable to limited partners – diluted	$155	$(639)	$283	$(888)

(in millions of units/shares)
Weighted average number of LP Units outstanding	437.7	437.6	436.9	439.1
Mandatorily convertible preferred shares	70.1	70.1	70.1	70.1
Weighted average number of LP Units - basic	507.8	507.7	507.0	509.2
Dilutive effect of the conversion of preferred shares and options(1)	—	—	—	—
Weighted average number of LP units outstanding - diluted	507.8	507.7	507.0	509.2
(1)There was no dilutive impact from options during the period as the average market price did not exceed the exercise price.

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$12,447	$12,249
Exchange LP Units(1)	71	73
FV LTIP Units(1)	50	52
BPYU Units(1)	901	1,050
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	15	15
Preferred equity of subsidiaries	2,999	3,000
Non-controlling interests in subsidiaries and properties	12,977	12,672
Total interests of others in operating subsidiaries and properties	15,991	15,687
Total non-controlling interests	$29,460	$29,111
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units and Exchange LP Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Condensed Consolidated Statement of Changes in Equity.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
BPO(1)	Canada	—%	—%	$5,016	$4,758
BPR Retail Holdings LLC(2)	United States	—%	—%	1,522	1,537
BSREP II PBSA Ltd.(3)	Bermuda	75%	75%	1,043	961
BSREP CARS Sub-Pooling LLC(3)	United States	74%	74%	836	889
Brookfield India Real Estate Trust(3)(4)	India	82%	—%	716	—
BSREP II MH Holdings LLC(3)	United States	74%	74%	695	998
BSREP II Korea Office Holdings Pte. Ltd.(3)	United Kingdom	78%	78%	642	627
BSREP II Aries Pooling LLC(3)	United States	74%	74%	555	425
Center Parcs UK(3)	United States	73%	73%	551	550
Brookfield Fairfield Multifamily Value Add Fund III LP(3)	United States	70%	70%	444	365
BSREP II Retail Upper Pooling LLC(3)	South Korea	50%	50%	379	423
BSREP India Office Holdings Pte. Ltd.(3)	United States	67%	67%	147	323
Other	Various	33% - 74%	33% - 76%	3,445	3,831
Total				$15,991	$15,687
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in BPYU subsidiaries.
(3)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(4)In the first quarter of 2021, BSREP I and BSREP II co-sponsored the launch of the Brookfield India Real Estate Trust (“India REIT”) initial public offering. The India REIT was seeded with three assets from an investment in BSREP I and an asset from an investment in BSREP II. BSREP I and BSREP II have an approximate 54% controlling interest in the India REIT. The partnership continues to consolidate its investment in the assets seeded into the India REIT, as the partnership retains a controlling interest via its investment in BSREP I and BSREP II.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Base rent	$870	$870	$1,718	$1,789
Straight-line rent	15	22	25	41
Lease termination	12	4	45	11
Other lease income(1)	145	160	304	357
Other revenue from tenants(2)	242	245	477	507
Total commercial property revenue	$1,284	$1,301	$2,569	$2,705
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

As a result of the shutdown, certain of the partnership’s tenants, primarily in the Core Retail segment, requested rental assistance, in the form of either a deferral or rent reduction. Lease concessions granted in response to the shutdown are accounted for as a lease modification and are recognized prospectively over the remaining lease term when they become legally enforceable. In the current period, the partnership granted abatements of $56 million for the six months ended June 30, 2021, primarily related to prior year rents in response to tenants impacted by the shutdown.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Room, food and beverage	$165	$42	$218	$318
Gaming, and other leisure activities	25	1	25	68
Other hospitality revenue	6	7	12	30
Total hospitality revenue	$196	$50	$255	$416

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Investment income	$49	$24	$74	$47
Fee revenue	59	50	119	113
Dividend income	48	2	59	36
Interest income and other	9	10	19	20
Other	15	0	15	—
Total investment and other revenue	$180	$86	$286	$216

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Property maintenance	$172	$162	$354	$336
Real estate taxes	152	151	309	308
Employee compensation and benefits	40	38	78	80
Lease expense(1)	3	4	6	8
Other(2)	107	90	213	193
Total direct commercial property expense	$474	$445	$960	$925
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability
(2)For the three and six months ended June 30, 2021, the partnership recorded a loss allowance in commercial property operating expense of $12 million and $25 million (2020 - $37 million and $37 million), respectively.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Employee compensation and benefits	$26	$44	$46	$126
Cost of food, beverage, and retail goods sold	38	11	45	80
Maintenance and utilities	20	20	38	57
Marketing and advertising	6	3	12	23
Other	30	28	52	110
Total direct hospitality expense	$120	$106	$193	$396

NOTE 23. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Depreciation and amortization of real estate assets	$46	$66	$91	$135
Depreciation and amortization of non-real estate assets(1)	22	17	45	35
Total depreciation and amortization	$68	$83	$136	$170
(1)For the three and six months ended June 30, 2021, included $2 million and $4 million (2020 - $3 million and $5 million) of depreciation expense relating to right-of-use property, plant and equipment.

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Employee compensation and benefits	$88	$98	$175	$197
Management fees	55	24	106	48
Transaction costs	25	4	29	7
Other	75	69	146	139
Total general and administrative expense	$243	$195	$456	$391

NOTE 25. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Commercial properties	$439	$(907)	$883	$(996)
Commercial developments	100	94	129	182
Incentive fees(1)	(7)	(1)	(7)	(7)
Financial instruments and other(2)	(34)	11	133	(292)
Total fair values gains (losses), net	$498	$(803)	$1,138	$(1,113)
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(2)For the three and six months ended June 30, 2021, primarily includes fair value (losses) gains on financial instruments.

NOTE 26. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three and six months ended June 30, 2021, the partnership incurred $7 million and $9 million (2020 - $6 million and $12 million), respectively, of expense in connection with its unit-based compensation plans.

a)BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

There were no BPY Awards granted during the period ended June 30, 2021.

i.Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at June 30, 2021 and December 31, 2020 is as follows:

	Jun. 30, 2021		Dec. 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	18,633,094	$20.56	19,915,189	$20.58
Granted	—	—	—	—
Exercised	(1,730,200)	17.43	—	—
Expired/forfeited	(367,101)	21.23	(1,282,095)	20.87
Outstanding, end of period	16,535,793	20.87	18,633,094	20.56
Exercisable, end of period	16,517,043	$20.87	18,614,344	$20.56

The following table sets out details of options issued and outstanding at June 30, 2021 and December 31, 2020 under the equity-settled BPY Awards by expiry date:

	Jun. 30, 2021		Dec. 31, 2020
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2021	—	$—	—	$—
2022	152,200	17.86	987,700	18.09
2023	190,520	16.80	1,108,420	16.80
2024	11,672,690	20.59	11,775,394	20.59
2025	1,823,682	25.18	1,923,706	25.18
2026	2,602,951	19.51	2,744,124	19.51
2027	93,750	22.92	93,750	22.92
2028	—	—	—	—
Total	16,535,793	$20.87	18,633,094	$20.56

ii.Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at June 30, 2021 and December 31, 2020 is as follows:

	Jun. 30, 2021		Dec. 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	573,690	$21.75	603,891	$21.55
Granted	—	—	—	—
Exercised	—	—	—	—
Expired/forfeited	—	—	(30,201)	18.09
Outstanding, end of period	573,690	21.75	573,690	21.75
Exercisable, end of period	573,690	$21.75	573,690	$21.75

The following table sets out details of options issued and outstanding at June 30, 2021 and December 31, 2020 under the cash-settled BPY Awards by expiry date:

	Jun. 30, 2021		Dec. 31, 2020
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2021	—	$—	—	$—
2022	22,200	17.93	22,200	17.93
2023	28,800	16.80	28,800	16.80
2024	175,415	20.59	175,415	20.59
2025	213,038	25.18	213,038	25.18
2026	134,237	19.51	134,237	19.51
Total	573,690	$21.75	573,690	$21.75

b)Restricted BPY LP Unit Plan
The Brookfield Property Group Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2021, the total number of Restricted Units outstanding was 448,530 (December 31, 2020 - 523,573) with a weighted average exercise price of $18.78 (December 31, 2020 - $19.87).

c)Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five-year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of June 30, 2021, the total number of Canadian Restricted Units outstanding was 451,275 (December 31, 2020 - 482,464) with a weighted average exercise price of C$24.43 (December 31, 2020 - C$25.38).

d)Restricted BPYU Unit Plan
The Restricted BPYU Unit Plan provides for awards to participants of BPYU Units purchased on the Nasdaq (“Restricted BPYU Units”). Under the Restricted BPYU Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted BPYU

Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2021, the total number of Restricted BPYU Units outstanding was 3,122,804 (December 31, 2020 - 1,808,765) with a weighted average exercise price of $18.59 (December 31, 2020 - $18.82).

e)BPY FV LTIP Unit Plan
The partnership issued FV LTIP Units to certain participants. Each FV LTIP Unit will vest over a period of five years and is redeemable for LP Units, BPYU Units or a cash payment subject to a conversion adjustment.

As of June 30, 2021, the total number of FV LTIP Units was 1,824,879 (December 31, 2020 - 1,899,661) with a weighted average exercise price of $19.13 (December 31, 2020 -$19.12)

f)Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At June 30, 2021, BPO has 272,562 deferred share units (December 31, 2020 - 267,534) outstanding and vested.

g)GGP LTIP Plans
In connection with the GGP acquisition, the partnership issued options under the Brookfield Property Partners BPY Unit Option Plan (GGP) (“GGP Options”) and BPY AO LTIP Units of the operating partnership (“AO LTIP Options”) to certain participants. Each GGP Option will vest within ten years following the original grant date and is redeemable for LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date exceeds the exercise price of the BPY Option. Each AO LTIP will vest within ten years of its original grant date and is redeemable for LP Units or a cash payment subject to a conversion adjustment.

As of June 30, 2021, the total number of GGP Options outstanding was 131,872 (December 31, 2020 - 136,662) with a weighted average exercise price of $26.05 (December 31, 2020 - $26.05).

As of June 30, 2021, the total number of AO LTIP Options outstanding was 737,636 (December 31, 2020 - 1,079,069) with a weighted average exercise price of $22.54 (December 31, 2020 - $22.54).

NOTE 27. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$93	$149	$3	$(1,024)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	25	—	25	—
Gains on hedges of net investments in foreign operations, net of income taxes for the three and six months ended Jun. 30, 2021 of nil and nil (2020 – nil and nil)	(23)	(48)	(3)	771
	95	101	25	(253)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2021 of $(5) million and $(8) million (2020 – $(5) million and $(6) million)	41	77	95	(77)
	41	77	95	(77)
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	—	1	(1)	1
Gains (losses) on derivatives designated as cash flow hedges	4	(10)	28	(79)
	4	(9)	27	(78)
Items that will not be reclassified to net income:
Unrealized gains on securities - FVTOCI, net of income taxes for the three and six months ended Jun. 30, 2021 of $(3) million and $(13) million (2020 – $8 million and $30 million)	(2)	3	(2)	25
Share of revaluation (deficit) on equity accounted investments	(1)	(196)	(1)	(217)
Net remeasurement (losses) on defined benefit obligations	—	(1)	—	(1)
Revaluation (deficit), net of income taxes for the three and six months ended Jun. 30, 2021 of $(99) million and $(99) million (2020 – $1 million and $(38) million)	(99)	(159)	(99)	(255)
	(102)	(353)	(102)	(448)
Total other comprehensive income (loss)	$38	$(184)	$45	$(856)

NOTE 28. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2021, there remained approximately $160 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2021, there remained approximately $840 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of June 30, 2021, there remained approximately $175 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund (“VAMF”) to which the partnership had committed $300 million. As of June 30, 2021, there remained approximately $140 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership has committed $1.0 billion. As of June 30, 2021, there remained approximately $620 million of uncontributed capital commitments.

In October of 2020, Brookfield Asset Management announced the final close on the €619 million ($734 million) Brookfield European Real estate Partnership fund to which the partnership has committed €100 million ($119 million). As of June 30, 2021, there remained approximately €44 million ($52 million) of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 29. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2020. Please refer to Note 33, Financial Instruments in the December 31, 2020 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2021	Interest rate caps of US$ LIBOR debt	$9,155	2.5% - 5.5%	Jul. 2021 - Jun. 2024	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% - 2.6%	Nov. 2022 - Feb. 2024	(84)
	Interest rate caps of £ LIBOR debt	3,270	2.0% - 2.5%	Aug. 2021 - Dec. 2023	—
	Interest rate caps of £ SONIA debt	471	1.0%	Mar. 2025	2
	Interest rate caps of € EURIBOR debt	106	1.3%	Apr. 2022	—
	Interest rate caps of C$ LIBOR debt	240	2.0%	Oct. 2021	—
	Interest rate swaps of AUD BBSW/BBSY debt	436	0.8% - 1.6%	Apr. 2023 - Feb. 2026	(6)
Dec. 31, 2020	Interest rate caps of US$ LIBOR debt	$8,371	2.5% - 5.5%	May 2021 - Sep. 2023	$—
	Interest rate swaps of US$ LIBOR debt	2,380	1.0% -2.6%	Nov. 2022 - Feb. 2024	(112)
	Interest rate caps of £ LIBOR debt	3,198	2.0% - 2.5%	Jan. 2021 - Jan. 2022	—
	Interest rate caps of € EURIBOR debt	119	1.3%	Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	189	3.0%	Oct. 2021 - Oct. 2022	—
	Interest rate swaps of AUD BBSW/BBSY debt	447	0.8% - 1.6%	Apr. 2023 - Apr. 2024	(11)

For the three and six months ended June 30, 2021, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and nil (2020 - nil and nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2021	Net investment hedges		€110	€0.81/$ - €0.88/$	Sep. 2021 - Feb. 2023	$5
	Net investment hedges		£2,000	£0.71/$ - £0.86/$	Sep. 2021 - Dec. 2023	(35)
	Net investment hedges	A$	556	A$1.29/$ - A$1.45/$	Sep. 2021 - Jul. 2022	8
	Net investment hedges	C¥	853	C¥6.63/$ - C¥6.83/$	Sep. 2021 - Jun. 2023	—
	Net investment hedges	C$	153	C$1.23/$ - C$1.27/$	Mar. 2023 - Mar. 2024	(1)
	Net investment hedges	R$	1,160	R$4.98/$ - R$5.95/$	May 2023 - Sep. 2021	(9)
	Net investment hedges	₩	720,095	₩1,095.50/$ - ₩1,135.90/$	Jun. 2022 - Jun. 2023	5
	Net investment hedges	Rs	67,701	Rs76.35/$ - Rs86.71/$	Jan. 2022 - May. 2024	(3)
	Net investment hedges		£90	£0.91/€ - £0.91/€	Apr. 2022 - Apr. 2022	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$1.29/$ - C$1.38/$	Oct. 2021 - Jan. 2027	109
Dec. 31, 2020	Net investment hedges		€—	€0.87/$ - €0.88/$	Sep. 2021 - Sep. 2021	$1
	Net investment hedges		£201	£0.50/$ - £1.08/$	Mar. 2021 - Dec. 2021	5
	Net investment hedges	A$	240	A$1.34/$ - A$1.52/$	Jun. 2021 - Dec. 2021	3
	Net investment hedges	C¥	813	C¥4.02/$ - C¥7.43/$	Mar. 2021 - Sep. 2021	(11)
	Net investment hedges	R$	620	R$5.20/$ - R$5.20/$	Mar. 2021 - Mar. 2021	(3)
	Net investment hedges	₩	720,095	₩914.84/$ - ₩1,169.58/$	Mar. 2021 - Jun. 2022	(54)
	Net investment hedges	Rs	4,703	Rs76.28/$	Jun. 2021	(2)
	Net investment hedges		£90	£0.89/€ - £0.93/€	Apr. 2021 - Apr. 2021	—
	Cross currency swaps of C$ LIBOR debt	C$	2,400	C$0.81/$ - C$1.70/$	Oct. 2021 - Jan. 2027	66

For the three and six months ended June 30, 2021 and 2020, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2021 and December 31, 2020:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2021	Interest rate caps	$3,594	3.5% - 4.5%	Sep. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,210	2.8% - 6.4%	Sep. 2021 - Jun. 2033	(253)
	Interest rate swaps of US$ debt	1,447	0.8% - 5.1%	Nov. 2022 - Mar. 2024	(21)
	Embedded derivative	—	—%	Aug. 2025 - Aug. 2026	28
Dec. 31, 2020	Interest rate caps	$3,560	3.0% - 5.0%	Jan. 2021 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	2.7% - 6.4%	Mar. 2021 - Jun. 2030	(308)
	Interest rate swaps of US$ debt	1,746	0.8% - 5.1%	Jun. 2021 - Mar. 2024	(32)
	Interest rate swaptions	350	2.0%	Mar. 2031 - Mar. 2031	—

For the three and six months ended June 30, 2021, the partnership recognized fair value losses, net of $3 million and $3 million (2020 - losses of $2 million and $54 million), respectively, related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Jun. 30, 2021		Dec. 31, 2020
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$256	$256	$216	$216
Other non-current assets
Securities - FVTPL	FVTPL	1,760	1,760	1,612	1,612
Derivative assets	FVTPL	142	142	72	72
Securities - FVTOCI	FVTOCI	114	114	86	86
Restricted cash	Amortized cost	350	350	241	241
Current assets
Securities - FVTPL	FVTPL	—	—	107	107
Derivative assets	FVTPL	69	69	164	164
Accounts receivable(1)	Amortized cost	577	577	758	674
Restricted cash	Amortized cost	322	322	292	292
Cash and cash equivalents	Amortized cost	2,302	2,302	2,473	2,473
Total financial assets		$5,892	$5,892	$6,021	$5,937
Financial liabilities
Debt obligations(2)	Amortized cost	$55,281	$55,500	$54,717	$54,897
Capital securities	Amortized cost	1,936	1,936	2,170	2,170
Capital securities - fund subsidiaries	FVTPL	870	870	863	863
Other non-current liabilities
Accounts payable	Amortized cost	533	533	437	437
Derivative liabilities	FVTPL	304	304	272	272
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	1,932	1,932	2,110	2,110
Loans and notes payable	Amortized cost	3,227	3,227	1,062	1,062
Derivative liabilities	FVTPL	155	155	416	416
Total financial liabilities		$64,238	$64,457	$62,047	$62,227
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $12 million and $5 million as of June 30, 2021 and December 31, 2020, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of nil and $380 million as of June 30, 2021 and December 31, 2020, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $4 million and $16 million as of June 30, 2021 and December 31, 2020, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2021				Dec. 31, 2020
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$20	$113	$1,627	$1,760	$—	$123	$1,596	$1,719
Securities - FVTOCI	—	—	114	114	—	—	86	86
Derivative assets	—	211	—	211	—	236	—	236
Total financial assets	$20	$324	$1,741	$2,085	$—	$359	$1,682	$2,041

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$870	$870	$—	$—	$863	$863
Derivative liabilities	—	459	—	459	—	688	—	688
Total financial liabilities	$—	$459	$870	$1,329	$—	$688	$863	$1,551

During the period, the partnership transferred its preferred shares in an operating company from level 3 to level 1, as the operating company underwent an initial public offering. The carrying value of the investment at June 30, 2021 is $20 million. There were no transfers between levels for the year ended December 31, 2020.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2021 and December 31, 2020:

	Jun. 30, 2021		Dec. 31, 2020
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$1,682	$863	$1,371	$922
Acquisitions	389	—	324	—
Dispositions	(43)	—	(10)	—
Fair value gains, net and OCI	166	7	(3)	(59)
Other(1)	(453)	—	—	—
Balance, end of period	$1,741	$870	$1,682	$863
(1) Includes the impact of consolidation of Hospitality Investors Trust in the current period. Refer to Note 5, Property, Plant and Equipment for further information.

NOTE 30. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments (“equity enhancement adjustment”).

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Base fee amount at 0.125% of current capitalization	$31	$18	$61	$34
Fee on increased market capitalization (.3125%)	43	9	81	13
Total calculated fees	74	27	142	47
Less credits:
Equity enhancement adjustment	(17)	(4)	(33)	(6)
Creditable operating payments and other adjustments	(11)	(11)	(21)	(24)
Total fee, subject to minimum adjusted for inflation	46	12	88	17
Total fee, by component:
Base fee	31	12	61	17
Equity enhancement adjustment	15	—	27	—
Total fee	$46	$12	$88	$17

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

On June 29, 2021, Brookfield Premier Real Estate Partners Australia (“BPREP-A”) acquired Brookfield Place Sydney from Brookfield Strategic Real Estate Partners I (“BSREP I”) fund for approximately $153 million.

On July 26, 2021, Brookfield Asset Management completed its previously announced acquisition of all of the LP units of BPY it did not previously own. Refer to Note 33, Subsequent Events, for further detail.

During the year ended December 31, 2020, we issued 9,416,816 LP Units at $11.36 per unit, 2,696,841 LP Units at $12.00 per unit, 5,967,063 LP Units at $12.65 per unit, 13,392,277 LP Units at $13.92 per unit, and 18,715,912 Redeemable/Exchangeable Partnership Units at $12.00 per unit to Brookfield Asset Management.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(515)	(91)
Loans and notes receivable	177	50
Receivables and other assets	64	59
Deposit payable to Brookfield Asset Management(1)	(2,847)	(754)
Property-specific debt obligations	(101)	—
Loans and notes payable and other liabilities	(448)	(313)
Preferred shares held by Brookfield Asset Management	(15)	(15)
(1)As of June 30, 2021, a $2,847 million on-demand deposit was payable to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management. The deposit limit was increased to $3.0 billion in the second quarter of 2021.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
Transactions with related parties:
Commercial property revenue(1)	$9	$8	$17	$15
Management fee income	6	15	13	25
Interest expense on debt obligations	10	2	15	9
General and administrative expense(2)	64	35	129	73
Construction costs(3)	47	110	97	228
Incentive fees	22	1	22	7
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

NOTE 31. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc. and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$45	$191	$133	$160	$—	$21	$1,110	$1,660
Net income attributable to unitholders(1)	156	145	123	319	129	—	(25)	(528)	319
For the three months ended Jun. 30, 2020
Revenue	$—	$10	$43	$—	$15	$186	$—	$1,183	$1,437
Net income attributable to unitholders(1)	(627)	(63)	(117)	—	(49)	(1,253)	57	799	(1,253)
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the six months ended Jun. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$91	$285	$—	$41	$270	$236	$2,187	$3,110
Net income attributable to unitholders(1)	286	422	394	—	(50)	585	237	(1,289)	585
For the six months ended Jun. 30, 2020
Revenue	$—	$74	$82	$—	$30	$386	$4	$2,761	$3,337
Net income attributable to unitholders(1)	(871)	(7)	(90)	—	63	(1,739)	(16)	921	(1,739)
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2021	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$576	$124	$—	$1,486	$9,332	$189	$(7,636)	$4,071
Non-current assets	12,888	30,917	24,068	—	450	38,446	2,210	(2,711)	106,268
Assets held for sale	—	—	—	—	—	—	—	965	965
Current liabilities	—	3,646	1,153	—	353	8,969	1,618	2,917	18,656
Non-current liabilities	—	4,656	4,286	—	1,614	12,571	51	27,237	50,415
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	4	4
Preferred equity	699	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,839	—	—	—	—	13,152	15,991
Equity attributable to unitholders(1)	$12,189	$23,191	$15,914	$—	$(31)	$26,238	$730	$(52,692)	$25,539
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2020	Brookfield Property Partners L.P.	BOP Split	BPO	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$545	$171	$—	$1,457	$8,780	$196	$(6,728)	$4,421
Non-current assets	12,628	30,137	23,542	—	438	38,142	2,227	(4,172)	102,942
Assets held for sale	—	—	—	—	—	—	—	588	588
Current liabilities	—	3,595	678	—	336	7,587	1,356	4,272	17,824
Non-current liabilities	—	4,542	5,270	—	1,571	13,499	531	22,795	48,208
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	396	396
Preferred equity	699	—	—	—	—	—	—	—	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,686	—	—	—	—	13,001	15,687
Equity attributable to unitholders(1)	$11,929	$22,545	$15,079	$—	$(12)	$25,836	$536	$(50,776)	$25,137
(1)Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units, FV LTIP Units and BPYU Units.
(2)Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 32. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2021 and 2020:

(US$ Millions)	Total revenue		FFO
Three months ended Jun. 30,	2021	2020	2021	2020
Core Office	$539	$494	$131	$115
Core Retail	372	370	103	147
LP Investments	747	571	40	(11)
Corporate	2	2	(130)	(81)
Total	$1,660	$1,437	$144	$170

(US$ Millions)	Total revenue		FFO
Six months ended Jun. 30,	2021	2020	2021	2020
Core Office	$1,069	$1,024	$254	$236
Core Retail	736	814	198	335
LP Investments	1,302	1,495	34	38
Corporate	3	4	(255)	(165)
Total	$3,110	$3,337	$231	$444

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and six months ended June 30, 2021 and 2020:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2021
Core Office	$356	$118	$2	$63	$539
Core Retail	271	67	—	34	372
LP Investments	415	57	194	81	747
Corporate	—	—	—	2	2
Total	$1,042	$242	$196	$180	$1,660

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2020
Core Office	$347	$105	$(2)	$44	$494
Core Retail	273	73	—	24	370
LP Investments	436	67	52	16	571
Corporate	—	—	—	2	2
Total	$1,056	$245	$50	$86	$1,437

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2021
Core Office	$733	$226	$3	$107	$1,069
Core Retail	538	132	—	66	736
LP Investments	820	120	252	110	1,302
Corporate	—	—	—	3	3
Total	$2,091	$478	$255	$286	$3,110

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2020
Core Office	$715	$221	$5	$83	$1,024
Core Retail	569	148	—	97	814
LP Investments	914	138	411	32	1,495
Corporate	—	—	—	4	4
Total	$2,198	$507	$416	$216	$3,337

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2021 and December 31, 2020:

	Total assets		Total liabilities
(US$ Millions)	Jun. 30, 2021	Dec. 31, 2020	Jun. 30, 2021	Dec. 31, 2020
Core Office	$38,147	$36,547	$17,918	$17,439
Core Retail	31,028	31,466	16,768	17,429
LP Investments	41,782	39,609	27,295	25,076
Corporate	347	329	7,094	6,484
Total	$111,304	$107,951	$69,075	$66,428

The following summary presents a reconciliation of FFO to net income for the three and six months ended June 30, 2021 and 2020:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2021	2020	2021	2020
FFO(1)	$144	$170	$231	$444
Depreciation and amortization of real estate assets	(46)	(66)	(91)	(135)
Fair value gains, net	498	(803)	1,138	(1,113)
Share of equity accounted income - non-FFO	105	(908)	181	(1,158)
Income tax expense	(87)	48	(192)	(113)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(295)	306	(682)	336
Net income (loss) attributable to unitholders(2)	319	(1,253)	585	(1,739)
Non-controlling interests of others in operating subsidiaries and properties	367	(259)	832	(146)
Net income (loss)	$686	$(1,512)	$1,417	$(1,885)
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 33. SUBSEQUENT EVENTS

On July 26, 2021, Brookfield Asset Management completed its previously announced acquisition of all of the LP units of BPY that it did not previously own. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. Based on unitholder elections, together with the amounts owing to holders of BPYU shares, an aggregate of 51,971,192 units were elected for cash, 271,358,615 units were elected for BAM class A limited voting shares (“BAM shares”) and 17,970,971 units were elected for BPY preferred units with a liquidation preference of $25.00 per unit (“BPY preferred units”). The BPY preferred units began trading on the TSX (BPYP.PR.A) and Nasdaq (BPYPM) on July 27, 2021. As holders elected to receive more BAM shares than were available under the transaction, unitholders that elected to receive BAM shares received 54.5316% of the aggregate BAM shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in BPY preferred units. Unitholders who made an election to receive 100% of their consideration in one of the three available options received, respectively per BPY Unit i) 100% cash election: $18.17 in cash ii) 100% BAM shares election: $7.69 in cash, 0.2185 BAM shares and 0.0230 in BPY preferred units iii) 100% BPY preferred units: 0.7268 BPY preferred units. Cash consideration of $3.0 billion was funded by Brookfield Asset Management to BPY prior to closing in exchange for Redeemable/Exchangeable Partnership Units and common equity of a BPY subsidiary. 59,279,263 BAM Class A shares and 19,287,783 BPY preferred units were issued to public Unitholders in connection with the transaction. The BPY preferred units will be classified as a liability on the balance sheet.